CONVERSION AGREEMENT

THIS CONVERSION AGREEMENT (this "Agreement") dated and effective as of September 1, 2008 (the "Closing Date"), entered into by and among AURA SYSTEMS, INC., a Delaware corporation (the "Company"), on the one hand, and KOYAH LEVERAGE PARTNERS, L.P., a Delaware limited partnership ("Koyah Leverage"), KOYAH PARTNERS, L.P., a Delaware limited partnership ("Koyah"), RAVEN VENTURES CAPITAL PARTNERS, L.P., a Delaware limited partnership ("Raven Ventures"), and KOYAH VENTURES, LLC, a Delaware limited liability company ("Koyah Ventures")(collectively, the "Lenders"), on the other.

RECITALS

A.   The Company is indebted to the Lenders pursuant to the following Promissory Notes, each dated as of January 31, 2006: (i) a Consolidated, Amended and Restated Promissory Note in the original principal amount of $1,742,000 in favor of Koyah Leverage, (ii) a Consolidated, Amended and Restated Promissory Note in the original principal amount of $442,000 in favor of Koyah, (iii) an Amended and Restated Promissory Note in the original principal amount of $52,000 in favor of Raven Partners, L.P. ("Raven Partners"), which subsequently assigned and transferred such Promissory Note to Raven Ventures, and (iv) an Amended and Restated Promissory Note in the original principal amount of $156,000 in favor of Koyah Ventures (collectively, the "Notes"). The balances due under the Notes as of the Closing Date are as set forth in the table below, which includes all outstanding principal balance, accrued interest, fees or other amounts payable to the Lenders under the Notes (the "Outstanding Balances").

B.   The Company and the Lenders desire to convert the Notes into shares of the Company's common stock pursuant to the terms of this Agreement.

Therefore, in consideration of the promises and the mutual covenants, obligations and agreements contained herein, the Company and the Lenders agree as follows:

1.   Conversion. On the Closing Date, each of the Notes shall be converted into common stock of the Company as set forth in the table below and the Company shall issue one share of common stock for each dollar of Outstanding Balance, rounded down to the next lowest whole number of shares (the "Securities"), as set forth in the table below. The conversion of each Note shall be on a several basis as to each Lender.

Lender	Outstanding Balance as of 9/1/08	Shares of Common Stock
Koyah Leverage	$1,156,004.46	1,156,004
Koyah Partners	$304,718.76	304,718
Raven Ventures	$35,756.24	35,756
Koyah Ventures	$107,434.24	107,434
TOTAL		1,603,912

Upon completion of the conversion of the Notes into the Securities and issuance of stock certificates to Lenders evidencing ownership of the Securities by the Company, (i) the Notes shall be deemed satisfied and paid in full, and shall be cancelled and returned to the Company and (ii) the security interests granted to Koyah Leverage, as collateral agent for the Lenders, under the Consolidated, Amended and Restated Security Agreement and the Consolidated, Amended and Restated Stock Pledge Agreement, each dated as of January 31, 2006, to secure the Notes shall terminate, and any collateral in the possession of the Lenders shall be returned to the Company. The Company shall be responsible, at its expense, for the preparation and filing of any documents necessary to terminate such security interests of record, including without limitation any documents necessary to terminate any Uniform Commercial Code or Patent and Trademark Office filings previously made in favor of the Lenders, and the Lender's sole obligation with respect to any such termination documents shall be to sign or authorize the filing of such termination documents prepared by the Company.

2. Representations, Warranties and Covenants of the Company. The Company hereby represents, warrants and covenants to each of the Lenders as follows:

2.1. Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to conduct its business.

2.2. Valid Issuance. The Securities have been duly and validly authorized and, when issued pursuant to this Agreement, will be validly issued, fully paid and nonassessable. Except as set forth in this Agreement and as otherwise required by law, there are no restrictions upon the voting or transfer of the Securities pursuant to the Certificate of Incorporation, By-laws or other governing documents of the Company or any agreement or other instruments to which the Company is a party or by which the Company is bound.

2.3. Authorization; Enforceability. The execution, delivery and performance of this Agreement, and the performance and consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the performance or consummation of any of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The issuance of the Securities contemplated by this Agreement will not give rise to any preemptive rights or rights of first refusal on behalf of any person or entity.

2.4. No Conflict; Governmental Consents.

(a) The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the violation by the Company of any law, statute, rule, regulation, order, writ, injunction, judgment or decree of any court or governmental authority to or by which the Company is bound, or of any provision of the Certificate of Incorporation, By-laws or other governing documents of the Company, and will not conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute (with due notice or lapse of time or both) a default under, any lease, loan agreement, mortgage, security agreement, trust indenture, securities purchase agreement, registration rights agreement or other agreement or instrument to which the Company is a party or by which it is bound or to which any of its properties or assets is subject, nor result in the creation or imposition of any lien upon any of the properties or assets of the Company.

(b)   No consent, approval, authorization or other order of any governmental authority or other third party is required to be obtained by the Company in connection with the authorization, execution and delivery of the Agreement or with the authorization and issuance of the Securities, except such filings as may be required to be made with the Securities and Exchange Commission, or with any state or foreign blue sky or securities regulatory authority. The Company shall make all such filings on a timely basis. Issuance of the Securities is exempt from the registration requirements of the Securities Act and applicable state or foreign blue sky or securities laws.

2.7.   Capitalization. As of the Closing Date, and including the Securities to be issued under this Agreement, the total authorized capital stock of the Company consists of no less than 40,200,000 shares of issued and outstanding common stock.

3.   Representations and Warranties of the Lenders.   Each of the Lenders severally represents and warrants to the Company as follows:

3.1.   Risk of Investment. Such Lender understands that the ownership of the Securities involves a high degree of risk including, but not limited to, the following: (i) only investors who can afford the loss of their entire investment should consider investing in the Company or the Securities and (ii) such Lender may not be able to liquidate their investments.

3.2.   Lack of Liquidity. Such Lender confirms that they are able (i) to bear the economic risk of this investment, (ii) to hold the Securities for an indefinite period of time, and (iii) to afford a complete loss of its investment.

3.3.   Receipt of Information. Such Lender hereby represents that it has been furnished by the Company, during the course of this transaction, with all information regarding the Company which such Lender has requested, has been afforded the opportunity to ask questions of, and to receive answers from, duly authorized officers or other representatives of the Company concerning the terms and conditions of the conversion contemplated hereby and the affairs of the Company and has received any additional information which such Lender has requested, it being understood that neither this nor any other representation or warranty by the Lenders is intended to reduce any representation or warranty by the Company.

3.4.   Reliance on Information. Such Lender has relied upon the information provided by the Company in its publicly available information and in this Agreement in making the decision to convert the Outstanding Balance into the Securities.

3.5.   No Solicitation. Such Lender represents that no Securities were offered or sold to them by means of any form of general solicitation or general advertising, and in connection therewith such Lender has not (i) received or reviewed any advertisement, article, notice or other communication published in a newspaper or magazine or similar media or broadcast over television or radio whether closed circuit, or generally available, or (ii) attended any seminar meeting or industry investor conference whose attendees were invited by any general solicitation or general advertising.

3.6. Purchase for Own Account. Such Lender understands that the Securities have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act which depends, in part, upon Lender's investment intention. In this connection, such Lender hereby represents that it is acquiring the Securities for their own account for investment and not with a view toward the resale or distribution to others or for resale in connection with any distribution or public offering (within the meaning of the Securities Act), other than as allowed by applicable law. Notwithstanding the foregoing, the disposition of such Lenders' property shall be at all times within its own control, and its right to sell or otherwise dispose of all or any part of the Securities shall not be prejudiced; provided that such Lender complies with applicable law and any applicable provisions of this Agreement. Nothing herein shall prevent the distribution of any Securities to any partner of such Lender in compliance with the Securities Act and applicable state securities laws.

3.7. Authorization: Enforceability. Such Lender represents it has full power and authority (corporate, statutory and otherwise) to execute and deliver this Agreement and to acquire the Securities. This Agreement has been duly executed and delivered by such Lender and constitutes the legal, valid and binding obligation of such Lender, enforceable against such Lender in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy.

3.8. Organization, Good Standing Qualification. Such Lender is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

3.9. Reliance on Representation and Warranties. Such Lender understands that the Securities are being transferred to it in reliance on specific exemptions from the registration requirements of federal and state securities laws and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of such Lender set forth herein in order to determine the applicability of such exemptions and the suitability of such Lender to acquire the Securities.

4. Holding Period. Pursuant to Rule 144(d)(3)(ii), the consideration for the Securities consists solely of the Notes surrendered to the Company for conversion. The holding period for the Securities shall be deemed to have begun not later than (i) June 3, 2004 in the case of Koyah Leverage and Koyah Partners and (ii) June 14, 2004, in the case of Raven Ventures and Koyah Ventures, which dates are the effective dates of the original predecessor promissory notes to the Notes or of the last advance under or amendment to such original predecessor promissory notes . Each Lender severally represents that it is not now nor has it been within the preceding three months an affiliate of the Company and that any sale of the Securities will comply in all respects with such Lender's requirements under Rule 144(k). Accordingly, no restrictive legends are required to be placed on the Securities under applicable securities laws, and upon issuance, the Securities may be freely traded.

5. Miscellaneous.

   5.1. Amendments and Waivers.

   (a) This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and thereof and supersedes all prior discussions, negotiations, agreements and understandings (oral or written) with respect to such subject matter. This Agreement or any provision hereof may be (i) amended only by mutual written agreement of the Company and the Lenders or (ii) waived only by written agreement of the waiving party. No course of dealing between or among the parties will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any party under or by reason of this Agreement.

   (b) After an amendment or waiver becomes effective, it shall bind every holder of any Securities, regardless of whether such holder held such Securities at the time such amendment or waiver became effective, or subsequently acquired such Securities.

   5.2. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Company and its successors and assigns and the Lenders and their successors and assigns. The provisions hereof which are for the Lender's benefit as holders of the Securities are also for the benefit of, and enforceable by, any subsequent holder of such Securities.

   5.3. Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to be duly given and received when delivered personally or transmitted by facsimile, one business day after being deposited for next-day delivery with a nationally recognized overnight delivery service, or three business days after being deposited as first class mail with the United States Postal Service, all charges or postage prepaid, and properly addressed to the party to receive the same at the address for such party indicated on the signature page hereof or at such other address as such party may have designated by advance written notice to the other parties.

   5.4. Governing Law. This Agreement shall be governed by the internal laws of the State of Washington, without giving effect to its conflict of law principles. All disputes between the parties hereto arising out of or in connection with this Agreement or the Securities, whether sounding in contract, tort, equity or otherwise, shall be resolved only by state and federal courts located in Spokane, Washington, and the courts to which an appeal therefrom may be taken. All parties hereto waive any objections to the location of the above referenced courts, including but not limited to any objection based on lack of jurisdiction, improper venue or forum non-conveniens. Notwithstanding the foregoing, any party obtaining any order or judgment in any of the above referenced courts may bring an action in a court in another jurisdiction in order to enforce such order or judgment.

   5.5. Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of the Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

   5.6. Counterparts. This Agreement may be executed in any number of counterparts and, notwithstanding that any of the parties did not execute the same counterpart, each of such counterparts (or facsimile copies thereof) shall, for all purposes, be deemed an original, and all such counterparts shall constitute one and the same instrument binding on all of the parties hereto. Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall be as effective as delivery of a manually executed counterpart of a signature page of this Agreement.

5.7. <u>Headings</u>. The headings of the Sections hereof are inserted as a matter of convenience and for reference only and in no way define, limit or describe the scope of this Agreement or the meaning of any provision hereof.

5.8. <u>Severability</u>. In the event that any provision of this Agreement or the application of any provision hereof is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected except to the extent necessary to delete such illegal, invalid or unenforceable provision unless the provision held invalid shall substantially impair the benefit of the remaining portion of this Agreement.

5.9. <u>Survival of Warranties</u>. The representations, warranties and covenants of the Company and the Lenders made in this Agreement shall survive the execution and delivery of this Agreement and the Closing Date.

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IN WITNESS WHEREOF, the parties have caused this Conversion Agreement to be duly executed and delivered as of the date first set forth above.

"Company"

AURA SYSTEMS, INC.

By:__________________________
Name: ________________________
Title: ________________________

Aura Systems, Inc.
2335 Alaska Avenue
El Segundo, CA 90245
Attn: Mel Gagerman
Fax: 310-643-8719

"Koyah Leverage"

KOYAH LEVERAGE PARTNERS, L.P.

By: Koyah Ventures LLC, its general partner

By: [signature]
Name: Robert S. Low
Title: Vice President

c/o ICM Asset Management, Inc.
601 West Main Avenue, Suite 600
Spokane, WA 99201
Attn: Jim Simmons
Fax: (509) 444-4500

KOYAH PARTNERS, L.P.
By: Koyah Ventures LLC, its general partner

By: [signature]
Name: Timothy M Olsen
Title: Vice President

c/o ICM Asset Management, Inc.
601 West Main Avenue, Suite 600
Spokane, WA 99201
Attn: Jim Simmons
Fax: (509) 444-4500

RAVEN VENTURES CAPITAL PARTNERS, L.P.
By: Koyah Ventures LLC, its general partner

By: _______________
Name: _______________
Title: Vice President

c/o ICM Asset Management, Inc.
601 West Main Avenue, Suite 600
Spokane, WA 99201
Attn: Jim Simmons
Fax: (509) 444-4500

KOYAH VENTURES, LLC

By: _______________
Name: Timothy M Olsen
Title: Vice President

c/o ICM Asset Management, Inc.
601 West Main Avenue, Suite 600
Spokane, WA 99201
Attn: Jim Simmons
Fax: (509) 444-4500

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